Exhibit 99.1

Canterbury Park Holding Corporation

Reports First Quarter Results

Shakopee, MN – May 11, 2023 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the first quarter ended March 31, 2023.

($ in thousands, except per share data and percentages)

	Three Months Ended March 31,
	2023	2022	Change
Net revenues	$13,300	$13,638	-2.5%

Net income	$2,771	$1,774	56.2%

Adjusted EBITDA (1)	$2,482	$3,547	-30.0%

Basic EPS	$0.57	$0.37	53.8%
Diluted EPS	$0.56	$0.36	54.2%

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Canterbury Park’s first quarter results were in-line with our expectations entering 2023 and demonstrate the stability of our business as we’ve moved beyond the impact of the pandemic and emerged with a more efficient operating structure that enables us to generate attractive levels of cash flow. First quarter revenue of $13.3 million and adjusted EBITDA of $2.5 million reflect an adjusted EBITDA margin of 18.7% which, while below recent quarters, remains significantly above historical levels. During the quarter, we benefited from the continued normalization of our events and food and beverage businesses which helped mitigate lower Casino revenue compared to last year even as we generated our second highest ever first quarter Casino performance. With the start of our 2023 live racing season coming later this month, we are confident that our guests will experience the level of excitement that Canterbury live racing is known to offer. At the same time, our diligent focus on managing our cost structure and operating as efficiently as possible will help us optimize the operating results of our Racing business.

“Canterbury Commons™ continues to attract development interest, and we are quickly creating a vibrant lifestyle destination in Shakopee, including what we expect will be a world-class entertainment district anchored by Swervo Development Corporation’s (“Swervo”) 19,000-seat amphitheater. This exciting new attraction is expected to break ground later this spring following our recently completed 37-acre land sale to Swervo. In part to make way for the amphitheater and to free up additional land for development, progress continues on the first phase of our barn relocation and stable modernization efforts. ‘Live, Work, Stay, and Play’ encapsulates our approach to Canterbury Commons’ development, and we believe we are delivering on that promise, with more excitement to come as we complete agreements with additional partners that share our vision and enthusiasm for the experience Canterbury Commons can ultimately provide.

“2023 is off to a very good start, and we remain confident that we have the right operating practices and infrastructure in place to continue our solid performance over the balance of the year. We continue to have an excellent balance sheet with no long-term debt which, combined with our stable cash flow generation, positions us to return capital to shareholders through our quarterly cash dividend. At the same time, our team continues to actively evaluate potential strategic transactions that would allow us to leverage our operating expertise and strong financial position to drive long-term growth. We are also now actively pursuing gaming expansion including for sports betting initiatives in Minnesota which we believe can further support our growth. The future of Canterbury Park has never been brighter, and we look forward to driving our company and community forward.”

Canterbury Commons Development Update

In late April 2023, the Company completed its sale of approximately 37 acres in the northeast corner of the property to Swervo which will allow Swervo to begin development of a state-of-the-art, 19,000-seat amphitheater. Swervo is expected to begin construction in Spring 2023 with an anticipated opening in 2025. Canterbury is also making progress with the first phase of its barn relocation and redevelopment plan, which among other things will free up land for the amphitheater and facilitate the creation of an entertainment district around the venue.

Construction updates related to joint ventures include:

●	Greystone Construction (“Greystone") is expected to complete an 11,000 square-foot brewery, taproom (Badger Hill) and Mexican restaurant (Bravis Modern Street Food) in early Summer 2023.
●	Doran Companies continues its development of Phase II of the upscale Triple Crown Residences at Canterbury Park, with occupancy for some of the units anticipated in January 2024.
●	Construction on the Omry, featuring 147 units of senior market rate apartments, is underway with first occupancy expected in September 2023.

Construction updates related to prior land sales include:

●

Pulte Homes of Minnesota continues to make progress with the sale of units within the 63-unit first phase of its new row home and townhome residences, with development of the 45-unit second phase expected to begin in Fall 2023.

●	Lifestyle Communities expects to begin construction of Artessa at Canterbury Park – a cooperative community featuring a 56-unit building with over 5,000 square feet of amenity spaces – in Fall 2023.
●	Greystone broke ground on the Next Steps Learning Center preschool earlier this year, with construction expected to be complete in late 2023.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues, with additional uses potentially including offices, retail, a hotel, and restaurants.

Summary of 2023 First Quarter Operating Results

Net revenues for the three months ended March 31, 2023, decreased 2.5% to $13.3 million, compared to $13.6 million in the same period last year. The year-over-year decrease was primarily driven by decreases in Casino and Pari-mutuel revenues of 6.2% and 9.1%, respectively, due to decreased attendance attributable to inclement weather, along with lower spend per visit. Food and Beverage and Other revenues grew year-over-year by 20.7%, primarily driven by a more normalized and more strongly attended special events calendar.

Operating expenses for the three months ended March 31, 2023, were $11.7 million, an increase of $534,000, or 4.8%, compared to operating expenses of $11.2 million for the same period in 2022. The year-over-year increase in operating expenses was primarily driven by higher labor and contracted services costs as well as increased costs across the business due to the current inflationary environment.

The Company recorded a gain of $1.9 million and a loss of $240,000 from equity investments for the three months ended March 31, 2023 and 2022, respectively, primarily related to its share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures. The 2023 first quarter gain is related to insurance proceeds received related to a claim by the joint venture against a third party. The 2022 first quarter loss was partially offset by a one-time gain recorded from the Canterbury DBSV joint venture as a result of Canterbury DBSV transferring a parcel of land to another joint venture for the Omry development.

The Company recorded income tax expense of $1.0 million and $606,000 for the three months ended March 31, 2023 and 2022, respectively, resulting in an effective tax rate of 27.3% and 25.5%, respectively.

The Company recorded net income of $2.8 million and diluted earnings per share of $0.56 for the three months ended March 31, 2023. The Company recorded net income of $1.8 million and diluted earnings per share of $0.36 for the three months ended March 31, 2022.

Adjusted EBITDA, a non-GAAP measure, decreased 30.0% year-over-year to $2.5 million in the 2023 first quarter, compared to $3.5 million in the 2022 first quarter.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2023 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about May 12, 2023.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding gain on sale of land, depreciation and amortization related to equity investments, interest expense related to equity investments, and grant money received from the Minnesota COVID-19 relief package. Neither EBITDA nor Adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measures. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: sensitivity to reductions in discretionary spending as a result of downturns in the economy; the termination of the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community and the purse enhancement payments and marketing payments made under such agreement;; the occurrence of epidemics, pandemics, outbreaks of disease, and other adverse public health developments; the inability to attract a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity breaches; the failure to receive reimbursement for certain public infrastructure improvements we have committed to undertake; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Investor Contacts

Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended
	March 31,
	2023	2022
Operating Revenues:
Casino	$9,714,355	$10,360,427
Pari-mutuel	1,133,334	1,246,687
Food and Beverage	1,469,831	1,088,722
Other	982,038	942,136
Total Net Revenues	$13,299,558	$13,637,972
Operating Expenses	11,754,737	11,211,736
Income from Operations	1,553,821	2,426,236
Other Income (Loss), net	2,257,686	(46,682)
Income Tax Expense	(1,041,000)	(605,641)
Net Income	2,770,507	1,773,913
Basic Net Income Per Common Share	$0.57	$0.37
Diluted Net Income Per Common Share	$0.56	$0.36

RECONCILIATION OF NET INCOME TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended
	March 31,
	2023	2022
NET INCOME	$2,770,507	$1,773,913
Interest income, net	(399,175)	(192,840)
Income tax expense	1,041,000	605,641
Depreciation	735,261	745,949
EBITDA	4,147,593	2,932,663
Gain on insurance proceeds related to equity investments	(2,528,901)	-
Depreciation and amortization related to equity investments	440,764	421,323
Interest expense related to equity investments	422,261	192,813
ADJUSTED EBITDA	$2,481,717	$3,546,799